As filed with the Securities and Exchange Commission on March 30, 2010

File No. 812-_____

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of

THE INTEGRITY FUNDS
INTEGRITY MANAGED PORTFOLIOS
INTEGRITY FUND OF FUNDS, INC.
VIKING MUTUAL FUNDS
and
VIKING FUND MANAGEMENT, LLC

Application for an Order under Section 6(c) of the
Investment Company Act of 1940 (the "1940 Act") for an Exemption
From Section 15(a) of the 1940 Act and Rule 18f-2 thereunder

Please direct all communications concerning this Application and orders to:

Shannon D. Radke Viking Fund Management, LLC 1 Main Street North Minot, North Dakota 58703 (701) 852-5292	Mark J. Kneedy, Esq. Suzanne M. Russell, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 (312) 845-3000

This Application (including exhibits) consists of 29 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	)	Application for an Order of Exemption Pursuant to Section 6(c) of the Investment Company Act of 1940 (the "1940 Act") from the Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 Thereunder
In the Matter of	)
)
THE INTEGRITY FUNDS	)
INTEGRITY MANAGED PORTFOLIOS	)
INTEGRITY FUND OF FUNDS, INC.	)
VIKING MUTUAL FUNDS	)
and	)
VIKING FUND MANAGEMENT, LLC	)
)
1 Main Street North	)
Minot, North Dakota 58703)
)
File No. 812-_____	)
)
Investment Company Act of 1940)
)

I. INTRODUCTION

The Integrity Funds ("Integrity Funds"), Integrity Managed Portfolios ("Managed Portfolios"), Integrity Fund of Funds, Inc. ("Fund of Funds") and Viking Mutual Funds ("Viking Funds" and, together with Integrity Funds, Managed Portfolios, and Fund of Funds, the "Mutual Funds"), on their own behalf and on behalf of each of their respective series now or hereafter existing (such series, together with Fund of Funds,1 the "Funds"), and Viking Fund Management, LLC (the "Adviser" and, together with the Mutual Funds, the "Applicants"), hereby submit this application (the "Application") for an order of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as more fully set forth below.

[1]	As discussed below, Fund of Funds currently has no existing series.

Applicants request an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser, subject to approval by each Mutual Fund's board of trustees or directors, as applicable (a "Board," and each trustee or director, a "Board Member"), including a majority of those who are not "interested persons" of a Mutual Fund or the Adviser as defined in Section 2(a)(19) of the 1940 Act ("Independent Board Members") to do the following without obtaining shareholder approval: (a) select certain investment subadvisers (each, a "Subadviser") to manage all or a portion of the assets of a Fund pursuant to an investment subadvisory agreement with a Subadviser (each, a "Subadvisory Agreement"); and (b) materially amend Subadvisory Agreements. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an "assignment," within the meaning of Section 2(a)(4) of the 1940 Act.

Applicants request that any relief granted pursuant to this Application also apply to any future series of the Mutual Funds and to any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser, or any entity controlling, controlled by or under common control with the Adviser, (b) uses the management structure described in this Application, and (c) complies with the terms and conditions of this Application (collectively included in the term "Funds"). The Mutual Funds are the only existing registered open-end management investment companies that currently intend to rely on the order. If the name of any Fund contains the name of a Subadviser, the name of the Adviser or the name of the entity controlling, controlled by, or under common control with the Adviser that serves as the primary adviser to the Fund will precede the name of the Subadviser.

The requested exemptions are being sought to enable the Adviser and the respective Boards to obtain for each Fund the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the investment portfolio of that Fund and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense to the Fund of convening a special meeting of shareholders. Under Applicants' proposed "manager-of-managers" investment management approach, the Adviser will evaluate, allocate assets to, and oversee Subadvisers, and will make recommendations about their hiring, termination and replacement to the applicable Board, at all times subject to the authority of the Board.

Applicants believe that without this relief, the Mutual Funds may be precluded from promptly and timely hiring, terminating or replacing Subadvisers or materially amending Sub-Advisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring, terminating or replacing Subadvisers or materially amending Sub-Advisory Agreements, when considered appropriate by the Adviser and the applicable Board.

Integrity Money Management, Inc. ("Integrity Money Management"), a wholly-owned subsidiary of Integrity Mutual Funds, Inc. ("Integrity Mutual Funds") served as investment adviser to Integrity Funds, Managed Portfolios and Fund of Funds prior to August 1, 2009. On December 6, 2005, the Commission granted an exemption similar to that requested in this Application to Integrity Money Management and Integrity Funds (the "Prior Order").2 On July 31, 2009, Integrity Mutual Funds (as seller) generally sold its mutual fund services business to Corridor Investors, LLC ("Corridor") and the Adviser (collectively as buyer). Corridor is a North Dakota limited liability company that was organized in January 2009. Since July 31, 2009, the Adviser has been a wholly-owned subsidiary of Corridor. The Adviser has served as investment adviser to Viking Funds since 1999. Each of the existing Funds sought and received approval from shareholders in 2009 to operate using the "manager-of-managers" structure described herein, subject to the provision of the relief sought herein.3 The exemptive order requested herein is similar to that granted by the Commission based upon a number of recent applications.4

[2]

The Integrity Funds, et al., (812-13121), Inv. Co. Act Rel. Nos. 27144 (November 10, 2005) (notice) and 27180 (December 6, 2005) (order). The Prior Order also granted relief to other open-end investment companies and their respective series that (a) were advised by Integrity Money Management or any entity controlling, controlled by or under common control with Integrity Money Management, (b) were managed in a manner consistent with the related application and (c) complied with the terms and conditions in such application.

[3]	In 2009, shareholders of the Funds also approved the Advisory Agreements (as defined below) and, as applicable, the existing Subadvisory Agreements.

[4]

First American Investment Funds, et al., Inv. Co. Act Rel. Nos. 27818 (May 4, 2007) (notice) and 27846 (May 30, 2007) (order); First Investors Equity Funds, et al., Inv. Co. Act Rel. Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); Advisors Series Trust, et al., Inv. Co. Act Rel. Nos. 28175 (February 27, 2008) (notice) and 28201 (March 25, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Inv. Co. Act Rel. Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); Phoenix Equity Trust, et al., Inv. Co. Rel. Nos. 28375 (September 3, 2008) (notice) and 28410 (September 29, 2008) (order); Trust for Professional Managers, et al., Inv. Co. Act Rel. Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Forward Funds, et al. Inv. Co. Act Rel. Nos. 28420 (September 29, 2008) (notice) and 28469 (October 27, 2008) (order); Embarcadero Funds, Inc., et al., Inv. Co. Act Rel. Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order); AdvisorOne Funds and CLS Investments, LLC, Inv. Co. Act Rel. Nos. 28894 (August 31, 2009) (notice) and 28932 (September 28, 2009) (order); Members Mutual Funds, et al., Inv. Co. Act Rel. Nos. 29062 (November 23, 2009) (notice) and 29096 (December 22, 2009) (notice); and Strategic Funds, Inc., et al., Inv. Co. Act Rel. Nos. 29064 (November 30, 2009) (notice) and 29097 (December 23, 2009) (order).

II. BACKGROUND

A. The Mutual Funds

1. Integrity Funds

Integrity Funds is registered under the 1940 Act as an open-end management investment company and currently offers shares of three Funds, each with its own distinct investment objectives, policies and restrictions: Integrity Growth & Income Fund, Integrity High Income Fund and Williston Basin/Mid-North America Stock Fund. The Adviser serves as the investment manager to each of these Funds. The Adviser currently employs J.P. Morgan Investment Management Inc. ("JPMIM"), located in New York, New York, as the Subadviser to Integrity High Income Fund. Integrity Funds may offer additional Funds with different investment objectives and restrictions in the future. Integrity Funds is organized as a Delaware statutory trust and is not required to hold annual meetings of shareholders. A majority of the Board of Integrity Funds is comprised of Independent Board Members.

2. Managed Portfolios

Managed Portfolios is registered under the 1940 Act as an open-end management investment company and currently offers shares of six Funds, each with its own distinct investment objectives, policies and restrictions: Kansas Municipal Fund, Kansas Insured Intermediate Fund, Nebraska Municipal Fund, Oklahoma Municipal Fund, Maine Municipal Fund and New Hampshire Municipal Fund. The Adviser serves as the investment manager to each of these Funds and does not currently employ any Subadviser with respect to any of these Funds. Managed Portfolios may offer additional Funds with different investment objectives and restrictions in the future. Managed Portfolios is organized as a Massachusetts business trust and is not required to hold annual meetings of shareholders. A majority of the Board of Managed Portfolios is comprised of Independent Board Members.

3. Fund of Funds

Fund of Funds is registered under the 1940 Act as an open-end management investment company, is organized as a North Dakota business corporation and is not required to hold annual meetings of shareholders. Fund of Funds does not currently operate as a "series company" within the meaning of Rule 18f-2 under the 1940 Act. A majority of the Board of Fund of Funds is comprised of Independent Board Members. The Adviser serves as the investment manager to Fund of Funds and does not currently employ any Subadviser with respect to such Fund.

4. Viking Funds

Viking Funds is registered under the 1940 Act as an open-end management investment company and currently offers shares of four Funds, each with its own distinct investment objectives, policies and restrictions: Viking Tax-Free Fund for Montana, Viking Tax-Free Fund for North Dakota, Viking Large-Cap Value Fund and Viking Small-Cap Value Fund. The Adviser serves as the investment manager to each of these Funds. The Adviser currently employs Fox Asset Management LLC, located in Red Bank, New Jersey, as the Subadviser to Viking Large-Cap Value Fund and Viking Small-Cap Value Fund. Viking Funds may offer additional Funds with different investment objectives and restrictions in the future. Viking Funds is organized as a Delaware statutory trust and is not required to hold annual meetings of shareholders. A majority of the Board of Viking Funds is comprised of Independent Board Members.

B. The Adviser

The Adviser is a North Dakota limited liability company organized in 1999 with principal offices at 1 Main Street North, Minot, North Dakota 58703. As noted above, since July 31, 2009, the Adviser has been a wholly-owned subsidiary of Corridor. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act"), and serves as the investment adviser to the Funds.

1. Advisory Services and Compensation

Each Mutual Fund, on behalf of itself or its related Funds, as applicable, has entered into one or more investment advisory agreements with the Adviser (each, an "Advisory Agreement"). Each Fund's Advisory Agreement was approved by the respective Mutual Fund's Board, including a majority of Independent Board Members, and the respective Fund's shareholders. Under the terms of each Fund's Advisory Agreement, the Adviser, in general terms, provides a continuous investment program for the Fund consistent with the investment objectives, policies and limitations of the Fund. Each Advisory Agreement specifically permits the Adviser to enter into Subadvisory Agreements with Subadvisers. As noted above, the Adviser has entered into Subadvisory Agreements with respect to three Funds.

The Adviser may select Subadvisers for recommendation to a Board based on the Adviser's selection and review process. This process would include, among other things, the Adviser's evaluation of the potential Subadvisers' skills in managing assets pursuant to particular investment styles and review of each potential Subadviser's performance history and style consistency. The Adviser may also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees with the Subadvisers, and make recommendations to the Boards as needed. Although the Adviser may, from time to time, make termination and replacement recommendations to the Boards, the Adviser does not expect to make frequent changes in Subadvisers.

For the investment management services it provides to each Fund, the Adviser receives the fee specified in the relevant Advisory Agreement, payable monthly at an annual rate based on the Fund's net assets. The fees of the current Subadvisers are (and the fees of any future Subadvisers will be) paid by the Adviser (and not by the applicable Fund) out of the fees paid by the applicable Fund to the Adviser.

2. Advisory Agreements

The terms of each Advisory Agreement comply with Section 15(a) of the 1940 Act and require approval by shareholders of a Fund and by the respective Board, including a majority of the Independent Board Members, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and, as applicable, Rule 18f-2 thereunder. Each Advisory Agreement has been approved by the applicable Fund's shareholders and by a majority of the applicable Board, including a majority of the Independent Board Members. No exemptions from the provisions of the 1940 Act are sought from the Commission with respect to the requirement that the Advisory Agreements be approved by the Boards and by the shareholders of the relevant Funds.

C. The Subadvisers

As noted above, the Adviser has entered into Subadvisory Agreements with a Subadviser on behalf of the Integrity High Income Fund, Viking Large-Cap Value Fund and Viking Small-Cap Value Fund. The specific investment decisions for each of these Funds are made by its respective Subadviser, each of which has discretionary authority to invest the assets of the particular Fund, subject to general supervision by the Adviser and the Board.5 Each current Subadviser is, and any future Subadviser will be, an "investment adviser," as defined in Section 2(a)(20) of the 1940 Act. In addition, each current Subadviser is, and any future Subadviser will be, registered with the Commission as an investment adviser under the Advisers Act.

[5]	Each Fund that currently employs a Subadviser only has one Subadviser. In the future, it is possible that one or more of the Funds may employ multiple Subadvisers.

1. Subadvisory Services and Compensation

Under the terms of each existing Subadvisory Agreement, the Subadviser has authority to provide the applicable Fund with specified services concerning the management of the Fund's investment portfolio. Among other things, the Subadviser determines which securities will be purchased and sold by the respective Fund and keeps certain of the records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Fund.

For these services to a Fund, the Adviser pays the relevant Subadviser a monthly fee at an annual rate based on the net assets of the Fund. Each Subadviser bears its own expenses of providing subadvisory services to the respective Fund, except as provided in the applicable Subadvisory Agreement. Neither the Mutual Funds nor the applicable Funds have any responsibility to pay subadvisory fees to any Subadviser.

2. Subadvisory Agreements

The terms of each Subadvisory Agreement comply with Section 15(a) of the 1940 Act and were approved by the respective Fund's shareholders and Board, including a majority of the Independent Board Members, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.

The Adviser evaluates the performance of each Subadviser on an on-going basis, may recommend to the applicable Board the appointment of new Subadvisers as circumstances warrant, and may negotiate and renegotiate the terms of the Subadvisory Agreements, including the subadvisory fees, with the Subadvisers. The Adviser may also recommend to a Board the appointment of a Subadviser in the event that a new Fund is established. All Subadvisory Agreements, whether with new Subadvisers or with existing Subadvisers, are approved by the respective Board, including a majority of the Independent Board Members, and by the shareholders of the respective Fund in accordance with Section 15 of the 1940 Act. If the requested relief is granted, this process will be repeated any time a new Subadviser or a material amendment to a Subadvisory Agreement is proposed, except that approval by the shareholders of the affected Fund will not be sought or obtained.

The requested relief will not extend to a Subadvisory Agreement with a Subadviser that is an "affiliated person," as defined in Section 2(a)(3) of the 1940 Act, of the applicable Mutual Fund or the Adviser (other than by reason of serving as a Subadviser to one or more of the Funds) ("Affiliated Subadviser"). Neither of the current Subadvisers is an Affiliated Subadviser.

As required by Section 15(a) of the 1940 Act, each Subadvisory Agreement will: (1) precisely describe all compensation paid by the Adviser thereunder; (2) continue in effect for more than two years from the date of its original approval, only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (3) provide for termination at any time, without the payment of any penalty, by the Board or by shareholders of the affected Fund on not more than 60 days' written notice to the Subadviser; and (4) terminate automatically in the event of its assignment.

III. REQUEST FOR EXEMPTION AND LEGAL ANALYSIS

A. Applicable Law and Relief Requested

Section 6(c) of the 1940 Act provides, in part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Section 15(c) of the 1940 Act provides, in part, that:

[I]t shall be unlawful for any registered investment company having a board of directors to enter into, renew, or perform any contract or agreement, written or oral, whereby a person undertakes regularly to serve or act as investment adviser of . . . such company unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of directors, who are not parties to such contract or agreement or interested persons of any such party . . . . It shall be the duty of the directors of a registered investment company to request and evaluate, and the duty of an investment adviser to such company to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company.

Section 18f-2(c)(1) of the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . . .

Section 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by paragraph (c)(1) of this section, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action: Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an "investment adviser" as follows:

"Investment adviser" of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Accordingly, Subadvisers are deemed to be within the statutory definition of an "investment adviser," and the Subadvisory Agreements with the Subadvisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreements. Therefore, without the exemption applied for herein, the Funds: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or materially amending an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in "control" unless the Adviser and the particular Fund involved were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser's selection and/or the change in the Subadvisory Agreement.

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser and the Mutual Funds, on behalf of any one or more of the Funds, as applicable, to submit Subadvisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Subadvisory Agreement.

B. Discussion

1. Necessary or Appropriate in the Public Interest

The investment advisory arrangements of Funds that currently or may in the future use Subadvisers ("Subadvised Funds") differ from those of traditional investment companies. Under the traditional structure, a fund's investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval and has the sole discretion to set each portfolio manager's compensation. In the case of the Funds that are currently Subadvised Funds, the Adviser typically does not make the day-to-day investment decisions. Instead, the Adviser establishes an investment program for the applicable Fund and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the respective Funds. This is a service that the Adviser believes has added and can in the future add value to the investments of a Subadvised Fund's shareholders because the Adviser is able to select those Subadvisers that have distinguished themselves through successful performance in the market sectors in which the respective Subadvised Funds invest.

From the perspective of the investor, the role of the Subadvisers with respect to Subadvised Funds is substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with a Subadvised Fund's investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to a Subadvised Fund or Mutual Fund. Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Subadvised Fund's management or investment performance and will expect the Adviser and the respective Board to select the Subadviser that is best suited to achieve each Subadvised Fund's investment objectives, just as shareholders of traditionally managed funds expect their investment adviser to hire portfolio manager(s) that provide purchase and sale recommendations and advice. Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser's own assets, just as the Adviser compensates and will in the future compensate the Subadvisers out of the advisory fees that the Adviser receives from any Subadvised Fund. There is no compelling policy reason why shareholders should be required to approve relationships between Subadvisers and a Subadvised Fund when they are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, if a new Subadviser were proposed for retention by a Mutual Fund on behalf of a Fund, shareholders would be required to approve the new Subadvisory Agreement. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect, the shareholders of the applicable Subadvised Fund would have to approve the change. Moreover, it would be illegal for a Subadvised Fund to retain a Subadviser whose Subadvisory Agreement had been "assigned" as a result of a change in control of the Subadviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require the applicable Mutual Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, a process that often necessitates the retention of a proxy solicitor. This process is time-consuming, costly and slow and, in the case of a poorly performing Subadviser or one whose management team has left, potentially harmful to a Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Subadvised Funds are paying the Adviser--the selection, supervision and evaluation of Subadvisers--without incurring unnecessary delay or expense is appropriate and in the interests of the Subadvised Funds' shareholders and will allow each Subadvised Fund to operate more efficiently. Without the delay and expense inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorums), each Subadvised Fund will be able to act more quickly and with less expense to hire or replace Subadvisers when the Board and the Adviser feel that a change would benefit a Fund. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Subadviser who is unable to manage the Fund's assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation or where there has been an unexpected Subadviser resignation or change in control--events which are beyond the control of the Adviser, the Mutual Funds and the Subadvised Funds--the affected Subadvised Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Subadvised Fund.

2. Consistent with the Protection of Investors

Primary responsibility for management of each Subadvised Fund, including the selection and supervision of the Subadvisers, is and will be vested in the Adviser, subject to the oversight of the Boards. The Advisory Agreements will remain fully subject to the requirements of Section 15(a) of the 1940 Act and, if applicable, Rule 18f-2 thereunder, including the requirements for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of a Subadvised Fund, as well as the shareholders' expectation that the Adviser is in possession of all information necessary to select the most able Subadvisers. Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders. In this regard, the Applicants note that the shareholders of each Fund voted to implement the "manager of managers" structure for their Fund, subject to the provision of appropriate relief from the Commission.

In reviewing and evaluating Subadvisers and potential Subadvisers for a Fund, the Adviser intends to consider and evaluate a number of qualitative and quantitative factors. The selection process considers, among other matters, the investment philosophy and processes of the Subadviser, an evaluation of its portfolio managers, analysts and other personnel, assets under management, and past performance (on an absolute basis as well as relative to benchmarks). On a continuing basis, the Adviser monitors, and will monitor, Subadvisers for performance, risk management, personnel turnover and other issues that may impact their ability to provide services to a Subadvised Fund. The factors may change over time, and will likely vary for each Subadvised Fund depending on its investment objective and strategies and the investment needs of the Subadvised Fund at the time.

If the requested relief is granted, shareholders of the Subadvised Funds will be provided with adequate information about the Subadvisers. The prospectus and statement of additional information of each Subadvised Fund does and will include all information required by Form N-1A concerning the Subadviser for that Fund. If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund's prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended. Furthermore, if a new Subadviser is retained, the Fund will furnish to shareholders, within 90 days of the date that a Subadviser is hired, all information that would have been provided in a proxy statement (the "Information Statement"). The Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) before entering into or amending a Subadvisory Agreement.

3. Consistent with the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

The relief requested in this Application is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements can be inferred from the 1940 Act. The identity of a registered investment company's investment adviser, together with the investment company's objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser that shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested in this Application would be fully consistent with this public policy.

Each Subadvised Fund's Advisory Agreement and Subadvisory Agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The prospectus for each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to a Subadvised Fund, that the Adviser may hire or change Subadvisers as appropriate, and that the Adviser has the ultimate responsibility (subject to oversight by the applicable Board) to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager's salary or conditions of employment, because shareholders in the investment company are relying on the investment adviser for the investment company's investment results and overall management services. For those same reasons, shareholder approval should not be required here with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Information Statement.

C. Precedent

The exemptive relief requested in this Application is similar to that granted by the Commission to Integrity Money Management and in a number of recent instances.6

[6]	See supra notes 2 and 4.

IV. REQUESTED RELIEF

Section 6(c) of the 1940 Act, in pertinent part, authorizes the Commission by order upon application, conditionally or unconditionally, to exempt any person or transaction or any class or classes of persons or transactions from any provision or provisions of the 1940 Act or of any rule or regulation under the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above and subject to the conditions set forth below, Applicants hereby request that the Commission issue, pursuant to Section 6(c), an order of exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Applicants to enter into and materially amend Subadvisory Agreements without approval by a majority of the outstanding voting securities of each affected Fund.

For the reasons set forth above, Applicants believe that the foregoing requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and therefore, should be granted.

V. CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

Before a Fund may rely on the requested order, the operation of the Fund in the manner described in this Application will be approved by a majority of the Fund's outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.

Each Fund that relies on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. In addition, each Fund will hold itself out to the public as employing the management structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee Subadvisers and recommend their hiring, termination and replacement.

3.

At all times, at least a majority of the Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

4.

The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.

When a Subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

6.

Within 90 days of the hiring of any new Subadviser, shareholders of the affected Fund will be furnished all information about the new Subadviser that would be contained in a proxy statement. To meet this obligation, each affected Fund will provide shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

7.

The Adviser will provide general management services to each Fund that is sub-advised, including overall supervisory responsibility for the general management and investment of each Fund's assets, and, subject to review and approval by the Board, will (i) set the Fund's overall investment strategies; (ii) evaluate, select and recommend Subadvisers to manage all or part of the Fund's assets; (iii) allocate and, when appropriate, reallocate a Fund's assets among Subadvisers in those cases where a Fund has more than one Subadviser; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objectives, policies and restrictions.

8.

No Board Member or officer of a Mutual Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the requested order, the requested order will expire on the effective date of that rule.

VI. PROCEDURAL MATTERS

All applicable requirements of the applicable organizational documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so. The Board of each of the Mutual Funds and the Board of Governors of the Adviser have adopted resolutions authorizing the filing of this Application and any amendments thereto. Relevant portions of the resolutions of each of the Mutual Funds and the Adviser authorizing the filing of this Application are attached hereto as Exhibits A-1, A-2 and A-3. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 and B-2.

Pursuant to Rule 0-2(f), each Applicant hereby states that its address is:

1 Main Street North
Minot, North Dakota 58703

All questions or comments regarding this Application should be directed to:

Suzanne M. Russell, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603
(312) 845-3446

VII. CONCLUSION

Applicants respectfully submit, for all of the reasons stated in this Application, that the order requested meets the standards set forth in Section 6(c) of the 1940 Act and, therefore, should be granted.

THE INTEGRITY FUNDS

By: /s/ Shannon D. Radke
Name: Shannon D. Radke
Title: President

INTEGRITY MANAGED PORTFOLIOS

By: /s/ Shannon D. Radke
Name: Shannon D. Radke
Title: President

INTEGRITY FUND OF FUNDS, INC.

By: /s/ Shannon D. Radke
Name: Shannon D. Radke
Title: President

VIKING MUTUAL FUNDS

By: /s/ Shannon D. Radke
Name: Shannon D. Radke
Title: President

VIKING FUND MANAGEMENT, LLC

By: /s/ Shannon D. Radke
Name: Shannon D. Radke
Title: President

March 30, 2010

EXHIBIT INDEX

A-1	Resolutions Adopted by the Boards of Trustees of The Integrity Funds and Integrity Managed Portfolios and the Board of Directors of Integrity Fund of Funds, Inc.

A-2	Resolutions Adopted by the Board of Trustees of Viking Mutual Funds

A-3	Authorizations/Certificate of Viking Fund Management, LLC

B-1	Verifications of The Integrity Funds, Integrity Managed Portfolios, Integrity Fund of Funds, Inc. and Viking Mutual Funds

B-2	Verification of Viking Fund Management, LLC

EXHIBIT A-1

RESOLUTIONS ADOPTED BY THE BOARDS OF TRUSTEES OF
THE INTEGRITY FUNDS
AND
INTEGRITY MANAGED PORTFOLIOS
AND
THE BOARD OF DIRECTORS OF
INTEGRITY FUND OF FUNDS, INC.

The following resolutions were adopted by the Boards of Trustees of The Integrity Funds and Integrity Managed Portfolios and the Board of Directors of Integrity Fund of Funds, Inc. (The Integrity Funds, Integrity Managed Portfolios and Integrity Fund of Funds, Inc. are referred to collectively as the "Funds," and the series of The Integrity Funds and Integrity Managed Portfolios are referred to collectively as the "Series") with respect to an arrangement that would permit, in general terms, an investment adviser, subject to approval by the investment company's board of trustees or directors, as applicable, to select certain sub-advisers to serve as portfolio managers for the investment company (or series thereof, as applicable) pursuant to a sub-advisory agreement and to materially amend a sub-advisory agreement without obtaining shareholder approval of the new or amended sub-advisory agreement (a "Manager of Managers Structure"), and remain in full force and effect:

RESOLVED, that each officer of each Fund be, and each hereby is, authorized to prepare, execute and submit to the SEC an Exemptive Application in such form as such officers, or any one of them, deem necessary or appropriate seeking an exemption from applicable provisions of the 1940 Act to, among other things, permit a Manager of Managers Structure for the respective Fund or Series, as applicable; and it is

FURTHER RESOLVED, that any appropriate officers of the Funds be, and each hereby is, authorized to take such additional actions and to execute and deliver such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to such Exemptive Application, his or her authority to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is

FURTHER RESOLVED, that upon issuance of an Exemptive Order by the SEC in accordance with the terms and conditions of the related Exemptive Application, the Fund or Series, as applicable, is authorized to act in accordance with the provisions of the Exemptive Order; and it is

FURTHER RESOLVED, that the authorization to rely on any Exemptive Order for the respective Funds and their Series, as applicable, to operate as a Manager of Managers Structure is approved and recommended to be submitted to shareholders of the Funds for their approval; and it is

FURTHER RESOLVED, that each officer of each Fund be, and each hereby is, authorized and directed to execute and deliver any and all documents and to take any and all other actions that he or she may deem necessary or advisable in order to effectuate the foregoing resolutions.

EXHIBIT A-2

RESOLUTIONS ADOPTED BY THE
BOARD OF TRUSTEES OF
VIKING MUTUAL FUNDS

(each series thereof, a "Fund")

The following resolutions were adopted by the Board of Trustees of Viking Mutual Funds (the "Board") and remain in full force and effect:

RESOLVED: That the Board hereby approves with respect to each Fund a "manager-of-managers" structure whereby, subject to the provision of exemptive relief by the Securities and Exchange Commission, the investment adviser, subject to certain conditions, will be able to enter into and materially amend sub-advisory agreements, without obtaining shareholder approval; and it is further

RESOLVED: That the Board hereby authorizes and directs the Trust's officers to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the 1940 Act for an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and other disclosure requirements of the 1940 Act, the Securities Act of 1933, and the Securities Exchange Act of 1934, that would permit the Trust and each series thereof that is to change sub-advisers without shareholder approval, and to avoid publicly disclosing the fees paid to the sub-advisers of the series of the Trust ("Manager of Managers Order"); and

WHEREAS: the terms of the Manager of Managers Order would require that the shareholders of a Fund must approve a policy to permit the Fund's investment adviser, subject to the approval of the Trust's Board of Trustees, to appoint and terminate sub-advisers, to enter into sub-advisory contracts and to amend existing sub-advisory contracts on behalf of the Fund, without further shareholder approval ("Sub-Adviser Approval Policy"); it is further

RESOLVED: That the Sub-Adviser Policy be submitted to the shareholders of each Fund for their approval.

EXHIBIT A-3

AUTHORIZATIONS/CERTIFICATE
OF
VIKING FUND MANAGEMENT, LLC

I, Shannon D. Radke, do hereby certify that I am the President of Viking Fund Management, LLC, ("Viking"). I further certify that the following resolutions were duly adopted by the Board of Governors of Viking by written action dated March 22, 2010, and that said resolutions are in full force and effect on the date hereof, and that I am fully authorized to so certify:

RESOLVED: That each of the officers of Viking Fund Management, LLC ("Viking") is authorized to prepare, execute and submit, on behalf of Viking, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the "1940 Act"), and any amendments or supplements thereto, for an order exempting Viking and the various investment companies and/or series of the investment companies, as applicable, managed by Viking (the "Funds") from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder so as to permit Viking to, among other things, enter into and materially amend investment subadvisory agreements without approval of the respective Funds' shareholders.

FURTHER RESOLVED: That each of the officers of Viking is authorized and directed to take such additional actions and to execute and deliver on behalf of each Fund such other documents or instruments as s/he deems necessary, desirable or appropriate in furtherance of the above resolution, his/her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument.

IN WITNESS WHEREOF, I have hereunto set my hand this 30th day of March, 2010.

/s/ Shannon D. Radke

EXHIBIT B-1

VERIFICATIONS
THE INTEGRITY FUNDS
INTEGRITY MANAGED PORTFOLIOS
INTEGRITY FUND OF FUNDS, INC.
VIKING MUTUAL FUNDS

The undersigned states that he has duly executed the attached Application for an Order for and on behalf of The Integrity Funds, Integrity Managed Portfolios, Integrity Fund of Funds, Inc. and Viking Mutual Funds (collectively, the "Mutual Funds"); that he is President of each of the Mutual Funds; and that all actions by shareholders, trustees, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Shannon D. Radke
Name: Shannon D. Radke
Title: President

EXHIBIT B-2

VERIFICATION
VIKING FUND MANAGEMENT, LLC

The undersigned states that he has duly executed the attached Application for an Order for and on behalf of Viking Fund Management, LLC ("Viking"); that he is the President of Viking; and that all actions by shareholders, directors, governors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Shannon D. Radke
Name: Shannon D. Radke
Title: President